UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2019, OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble Ireland Employees Share Ownership Plan (1998), c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN (1998)

Statements of Net Assets Available for Plan
Benefits as of June 30, 2019 and 2018, Statements
of Changes in Net Assets Available for Plan
Benefits for the Years Ended June 30, 2019, 2018
and 2017, and Report of Independent Registered
Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2019 and 2018	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2019, 2018 and 2017	3

Notes to Financial Statements as of June 30, 2019 and 2018 and for the Years Ended June 30, 2019, 2018 and 2017	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the Procter & Gamble Ireland Employees Share Ownership Plan (1998):
Opinion on the financial statements
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (1998) (“Plan”) as of June 30, 2019 and 2018, the related Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 30, 2019, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2019 and 2018 and the changes in net assets available for plan benefits for the years ended June 30, 2019, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/ Deloitte LLP
Deloitte LLP
Reading, United Kingdom
September 19, 2019

We have served as the auditor of the Plan since 2002.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE, 30 2019 AND 2018

	2019	2018
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value (28,731 shares at 30 June 2019, 35,455 shares at 30 June 2018)	2,768,531	2,365,206

Cash at bank and in hand	123,638	119,948
Due from participating Procter & Gamble companies (Note 8)	70,776	64,757
Total assets	2,962,945	2,549,911

LIABILITIES:
Distributions payable (Note 5)	(28,566)	(29,872)
Total liabilities	(28,566)	(29,872)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	2,934,379	2,520,039

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE, 30 2019, 2018 AND 2017

	2019	2018	2017
	€	€	€
ADDITIONS / (LOSSES):

Contributions:
Employer contributions (Note 8)	369,192	365,846	384,268
Employee contributions	369,192	365,846	384,268
Total Contributions	738,384	731,692	768,536

Investment Income/(Expense):
Realised gain/(loss) on investments sold (Note 4)	68,143	(21,642)	29,854
Net appreciation/(depreciation) in fair value of investment (Note 4)	878,027	(374,663)	(95,110)
Dividend Income (Note 8)	90,353	95,805	125,056
Total Investment Income/(Expense)	1,036,523	(300,500)	59,800

Income from participating Procter & Gamble companies (Note 7)	2,449	2,419	2,145
Total Additions	1,777,356	433,611	830,481

DEDUCTIONS:
Distributions and withdrawals to participants	(1,360,567)	(1,195,811)	(1,840,398)
Administrative expenses	(2,449)	(2,419)	(2,145)
Total Deductions	(1,363,016)	(1,198,230)	(1,842,543)

NET INCREASE/(DECREASE) IN NET ASSETS	414,340	(764,619)	(1,012,062)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	2,520,039	3,284,658	4,296,720

End of year	2,934,379	2,520,039	3,284,658

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE, 30 2019 AND 2018, AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN
The Procter & Gamble Ireland Employees Share Ownership Plan (1998) (the “Plan”) is a stock ownership plan sponsored by The Procter & Gamble Company (“Company”).  The following brief description is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.
General - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares of the Company.  The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.
Eligibility - Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company (Note 7) with the exception of employees considered to be an executive, officer, director, or a 10% stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico. Eligible employees can enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.
Contributions – Contributions represent amounts received from participants, and amounts matched by the participating Procter & Gamble companies (Note 7), that have been invested in stock of the Company. Employees can contribute up to 2.5% of their base salary.  Where cash amounts are received from members and matched by the sponsoring companies, but have not yet been invested in stock of the Company, they are deferred on the statement of net assets available for plan benefits.
Distributions and Withdrawals – Participants are unable to withdraw shares from the Plan within two years of purchase, unless the participant ceases to be an employee of one of the participating companies. Shares held by the Plan for three years from the date of purchase must be sold or transferred into the participant’s own name.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participating Procter & Gamble companies’ (Note 7) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s account.
Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.
Investments - Participants are only permitted to invest in the Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE, 30 2019 AND 2018, AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017 (CONTINUED)

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at the period end date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.
Net Appreciation / (Depreciation)  in Fair Value of Investments - Realized and unrealized appreciation / (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation / (depreciation), or on the last day of the year for unrealized appreciation / (depreciation).
Cash at Bank and In Hand - Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.
Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (Note 7).

3.	FAIR VALUE MEASUREMENT
ASC 820, Fair Value Measures and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE, 30 2019 AND 2018, AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017 (CONTINUED)

3.	FAIR VALUE MEASUREMENT (continued)
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured at quoted prices in the active market and are classified as Level 1 assets as of June 30, 2019 and 2018.

4.	INVESTMENTS
 The Plan’s investment in Company common stock experienced net appreciation/(depreciation) in value as follows for the years ended June 30, 2019, 2018, and 2017:
	2019	2018	2017
	€	€	€
The Procter & Gamble Company
common stock
Net appreciation/(depreciation)	878,027	(374,663)	(95,110)

The realized gain/(loss) on sales of Company common stock for the years ended June 30, 2019, 2018 and 2017 was determined using an average cost method as follows:
	2019	2018	2017
	€	€	€
Proceeds on sales of shares	1,241,335	891,996	1,309,609
Cost	1,173,192	(913,638)	(1,279,755)
Realised gain/(loss) on sales of shares	68,143	(21,642)	29,854

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE, 30 2019 AND 2018, AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017 (CONTINUED)

5.	DISTRIBUTIONS PAYABLE
Distributions payable represent dividends and proceeds from disposals owed to participants and were €28,566 and €29,872 at June 30, 2019 and 2018, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

6.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of June 30, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is no longer subject to income tax examinations for years prior to 2016.

The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2019 and 2018 and no provision for income taxes has been reflected in the accompanying financial statements.

7. PARTICIPATING PROCTER & GAMBLE COMPANIES
The participating Procter & Gamble Companies are as follows:

•	Procter & Gamble (Manufacturing) Ireland Ltd;
•	Procter & Gamble (HABC) Ltd; and
•	Procter & Gamble (L&CP) Ltd;

8.	RELATED PARTY TRANSACTIONS
At June 30, 2019 and 2018, the Plan held 28,731 and 35,455 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of €2,260,810 and €2,652,296 respectively. Contributions from participating Procter & Gamble Companies of €369,192, €365,846 and €384,268 were recorded for the years ended June 30, 2019, 2018 and 2017 respectively.

Amounts due from participating Procter & Gamble Companies of €70,776 and €64,757 were recorded at June 30, 2019 and 2018 respectively. During the years ended June 30, 2019, 2018 and 2017, the Plan recorded dividend income from The Procter & Gamble Company common stock of €90,353, €95,805 and €125,056 respectively.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE, 30 2019 AND 2018, AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017 (CONTINUED)

9.	PLAN TERMINATION
Although they have not expressed any intent to do so, the participating Procter & Gamble Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

10.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 19, 2019, the date the financial were available to be issued. No other events have occurred that require adjustment to or disclosure in the financial statement of the Plan.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 19th day of September 2019.

PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN (1998)

/s/ Pat Foley

Pat Foley, Director
Irish Pensions Trust Limited,
Corporate Trustee

/s/ Joyce Brennan

Joyce Brennan, Director
Irish Pensions Trust Limited,
Corporate Trustee

EXHIBIT INDEX

Exhibit No.

      23 Consent of Deloitte LLP